Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002	T +1 713.220.5800 F +1 713.236.0822 akingump.com

W. Robert Shearer +1 713.220.5812/fax: +1 713.236.0822 rshearer@akingump.com

April 12, 2024
VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Madeleine Joy Mateo

Re:	TWFG, Inc.
Draft Registration Statement on Form S-1
Submitted January 19, 2024
CIK No. 0002007596
Ladies and Gentlemen:
On behalf of TWFG, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated February 17, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Draft Registration Statement on Form S-1, CIK No. 0002007596 (the “Draft Registration Statement”).
Separately today, the Company has confidentially submitted Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”) through EDGAR in response to the Staff’s comments.
For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to Amendment No. 1, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.
Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page
1.We note the second and seventh measures on page iii include a statement explaining how or why the measure is used. However, the third, fourth, fifth and sixth measures simply state that the measures are appropriate because they “do not relate to underlying business performance.” Please revise to further differentiate among these measures and explain how what is eliminated from each one does not relate to underlying business performance.
In response to the Staff’s comment, the Company has revised page 33 of Amendment No. 1 to explain how any why the third, fourth, fifth and sixth measures are used to further differentiate among these measures.

U.S. Securities and Exchange Commission April 12, 2024 Page 2
Prospectus Summary, page 1
2.Please revise to clarify the nature of your particular business and revenue streams as compared to other key participants, customers and end-customers in the broader insurance market. For example, we note the reference to Total Written Premium on page 1. Please make clear, if true, that you do not underwrite risk in exchange for premiums. Identify your principal customers responsible for material revenues. For example, explain and quantify the extent to which individuals seeking insurance pay you commissions as part of their premiums paid to insurance carriers. It is unclear if insurance carriers and/or individual agents or small businesses of insurance agents or brokers pay fees or commissions to you that constitute a material portion of your revenues. Where you refer to clients, please explain whether these are individuals paying premiums and/or commissions to you or others, and clarify the extent to which clients used as a capitalized defined term are different from clients used elsewhere, such as “our client base” and “client satisfaction” on page 2. Please also avoid or clarify jargon and legalistic terms, for example TWFG “partners” and “carrier partners” if these do not describe legal partnerships.
In response to the Staff’s comment, the Company has revised pages 3 and 122 of Amendment No. 1 to clarify the nature of the Company’s business. In addition, the Company has capitalized the term “Client” in instances where such term refers to the Company’s clients (as opposed to clients in the insurance industry generally) throughout Amendment No. 1. Further, the Company has made changes throughout Amendment No. 1 to delete or clarify jargon used.
3.Additionally, we note that throughout the prospectus you refer to your insurance agents. Please clarify, if true, that none of the insurance agents operating in your branches are employees of your company or your subsidiaries. Otherwise, please revise to quantify the number of insurance agents you employ.
In response to the Staff’s comment, the Company has revised pages 2 and 121 of Amendment No. 1 to quantify the number of insurance agents the Company employs.
4.We note the statements (1) on page iv that TWFG MGA Agencies do not include TWFG branding and (2) on page 41 that you collect premiums in “certain cases.” We also note that your website allows persons to find what appear to be small, TWFG agencies by searching with a zip code. With a view to clarifying disclosure, advise us whether “branding” is restricted to agencies that are presented as TWFG agencies on your website. Are corporate agencies the only ones on your website, or do they also include “Agency-in-a-Box” or other agencies? Do you collect premiums only through corporate agencies or from other agency clients? In your revised disclosure, clarify if “platform” refers exclusively to your website or to other channels or arrangements with your contractual parties or end consumers.
In response to the Staff’s comment, the Company has revised page 34 to make clarifying changes with respect to TWFG’s branding and its website. In addition, the Company has revised pages 5 and 124 to clarify the term “platform.” Further, the Company has revised page 46 of Amendment No. 1 to clarify the collection of premiums.
5.We note the extensive definitions appearing between the Cover Page and the Summary. Please move pages ii-iv to after the Summary. Additionally, where you first use MGA, please describe your typical MGA independent agency and provide an explanation in plain language understandable to the average investor how MGA is differentiated from Agency-in-a-Box, corporate agencies and agencies that include TWFG branding.
In response to the first part of the Staff’s comment, the Company has moved the disclosure on pages ii-iv to pages 32 through 34 of Amendment No. 1. In response to the second part of the Staff’s comment, the Company has revised page 2 of Amendment No. 1 to describe a typical

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MGA independent agency where MGA is first used and provided an explanation of how MGA is differentiated from Agency-in-a-Box, corporate agencies and agencies that include TWFG branding.
6.We note your statement on pages 3 and 109 that you believe you are one of the largest independent insurance agencies focused primarily on personal lines. Please disclose your basis for this statement. Additionally, please clarify if you mean you are one of the largest independent insurance agencies in a specific state, in all states where you operate, or otherwise as applicable.
In response to the Staff’s comment, the Company has revised page 3 and 122 of Amendment No. 1.
7.We note your disclosure regarding geographic diversity here and elsewhere in your prospectus. We also note your risk factor on page 38 disclosing that a significant portion of your business is concentrated in Texas, California, and Louisiana. Where you highlight your geographic diversity, please balance your statement by disclosing your business concentration in certain states, identifying such states. Additionally, where appropriate, please discuss the ways in which this risk is managed.
In response to the Staff’s comment, the Company has revised pages 2, 3, 7, 102, 122 and 126 of Amendment No. 1 to balance the disclosure.
8.Please revise the text accompanying the map on page 5, the last risk factor on page 38 and where appropriate to provide quantitative disclosure of the approximate percentages of your business concentrated in Texas, California and Louisiana and any other states with concentration.
In response to the Staff’s comment, the Company has revised pages 7, 44 and 126 of Amendment No. 1 to provide quantitative disclosure.
9.Please revise page eight to explain what you mean by “insurance carriers delegate the authority to bind a policy to us within negotiated limits and criteria.” We also note the reference on page eight to TWFG Agencies selling their Books of Business to you. Please revise to clarify where purchased accounts are placed, for example with Corporate Branches or elsewhere.
In response to the Staff’s comment, the Company has revised pages 10 and 131 of Amendment No. 1 to clarify its authority to bind policies. In addition, the Company has revised pages 11 and 132 of Amendment No. 1 to clarify where purchased accounts are placed.
Our Business, page 3
10.We note disclosure that you operate through two primary offerings, identified as Insurance Services and TWFG’s managing general agency (“TWFG MGA”). Please revise your filing to separately disclose the revenues earned from the “Agency-in-a-Box” branches and your Corporate Branches as well as the MGA offerings for each period presented.
In response to the Staff’s comment, the Company has revised the “Revenue Mix” chart on pages 6 and 126 of Amendment No. 1 and added a table showing disaggregated revenue by offerings on page 106 of Amendment No. 1 to disclose the revenue earned from the different offerings for each period presented.
11.We note your disclosure addressing how commissions and related expenses are handled with “Agency-in-a-Box” branches; however, please revise your filing to also provide a similar discussion which addresses the Corporate Branches and TWFG MGA. Also, disclose the percentage of commission revenues recognized from each source during the periods presented.

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In response to the Staff’s comment, the Company has revised pages 5, 109 and 125 of Amendment No. 1 to disclose how commissions and related expenses are handled with Corporate Branches and TWFG MGA and page 105 to disclose the percentage commission revenues from each source.
12.We note disclosure on page four that in January 2024 you acquired nine Branches and converted them into Corporate Branches. Please revise to address when the prior five Branches were acquired. Additionally, please revise your filing to discuss your Corporate Branch growth strategy, how you determine whether to purchase a Branch and convert it into a Corporate Branch, disclose the costs incurred to acquire the Corporate Branches and quantify the actual and expected financial statement impact of these acquisitions and subsequent conversion on your operations and financial position of the company including liquidity requirements.
In response to the Staff’s comment, the Company has revised pages 5, 103, 124 and 125 of Amendment No. 1 to address when the prior five Branches were acquired and to discuss the Company’s Corporate Branch growth strategy. The Company also respectfully directs the Staff to the disclosure under the subheadings “Partner of Choice for M&A Targets” on pages 11 and 133 and “Our M&A strategy” on page 129 for a discussion on Corporate Branch growth strategy.
Summary of Risk Factors, page 13
13.It appears your Summary of Risk Factors should address the condition that your total consolidated debt is collateralized by substantially all of your assets including rights to future commissions and that, as discussed in the last risk on page 44, the specified changes in ownership could result in a change of control default under your Credit Agreements. Please revise or advise us why you believe this disclosure is not material.
In response to the Staff’s comment, the Company has revised page 16 of Amendment No. 1 to add the requested disclosure.
Summary of Historical and Pro Forma Financial and Other Data
Key Performance Indicators, page 27
14.Please revise to also disclose the total written premiums for both personal and commercial insurance during the periods presented.
In response to the Staff’s comment, the Company has revised page 29 of Amendment No. 1 to disclose the total written premiums for both personal and commercial insurance during the periods presented.
Organic Revenue and Organic Revenue Growth, page 28
15.Please revise to specifically disclose each of the individual components considered in the determination of “organic revenue” for the year ended December 31, 2021, which was utilized in determining the “organic revenue growth” recognized for the year ended December 31, 2022.
In response to the Staff’s comment, the Company has revised page 31 of Amendment No. 1 to disclose the individual components considered in the determination of “organic revenue” for the year ended December 31, 2021.
An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations, page 30
16.Please discuss here and where appropriate whether your business and results of operations have been materially affected by the factors listed in this risk factor, such as the recent resurgence of

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inflation and expected interest rate increases. For example, you state that rising inflation and interest rates could shift demand for services, which could negatively affect the amount of business you are able to obtain. Please clarify the extent to which the recent significant increase in inflation and interest rates materially affected your results of operations or margins.
In response to the Staff’s comment, the Company has revised page 35 of Amendment No. 1 to discuss how its business is affected by inflation, rising interest rates and natural or man-made disasters.
We derive a significant portion of our insurance carrier capacity from a limited number of insurance carriers, page 32
17.We note your disclosure that four insurance carriers accounted for 38.8% of your Total Written Premium for the year ended December 31, 2022. Please tell us if any single insurance carrier accounted for a substantial portion of your revenues. If so, please disclose who these insurance carriers are or provide us with the analysis of why you believe this information is not material to investors. As information for the year ended December 31, 2023 is available, please make conforming disclosures.
In response to the Staff’s comment, the Company has revised pages 37 and F-18 of Amendment No. 1 to disclose (i) these insurance carriers for the year ended December 31, 2023 and (ii) that no insurance carrier accounted for 10% or more of the Company’s total revenues for the year ended December 31, 2022.
We have debt outstanding that could adversely affect our financial flexibility and the ability to borrow, page 44
18.Please revise to identify and quantify the key ratios and covenants you are subject to under debt agreements, including the two coverage ratios identified on page 100. Additionally, please disclose the current status of your debt under the Revolving Credit Agreement and Credit Agreements.
In response to the Staff’s comment, the Company has revised page 49 of Amendment No. 1 to identify and quantify the key ratios and covenants that the Company is subject to under its Credit Agreements and to disclose the current status of the Company’s debt under its Credit Agreements, including its Revolving Credit Agreement and Term Loan Credit Agreement.
We rely on the efficient, uninterrupted, and secure operation of complex information technology systems and networks, page 54
19.We note that you first became aware that you might have experienced a cyberattack, and subsequently confirmed through an investigation that you did experience a cyberattack, in August 2023. Please revise where appropriate to disclose the nature of your board of director’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.
In response to the Staff’s comment, the Company has added disclosure on page 140 of Amendment No. 1 to disclose the board of directors’ oversight role pertaining to the Company's cybersecurity risk management.
Risks relating to ownership of our Class A common stock and this offering, page 63

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20.Please revise to quantify the “significant percentage” of common stock Bunch Holdings can hold while still being able to significantly influence your business. Clarify the circumstances when transfers of Class C common stock retain and lose the high-vote provision.
In response to the Staff’s comment, the Company has revised page 69 of Amendment No. 1 to clarify the ownership levels at which Bunch Holdings is able to significantly influence the Company’s business. In addition, the Company has revised pages 18, 24, 70 and 163 of Amendment No. 1 to clarify the circumstances when transfers of Class C common stock retain and lose the high-vote provision.
Use of Proceeds, page 78
21.We note that you intend to use the net proceeds for, among other uses, potential strategic acquisitions of, or investments in, other business or technologies. Please disclose the identity of such business, if known, or, if not known, the nature of the business to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.
In response to the Staff’s comment, the Company has revised page 85 of Amendment No. 1 to clarify the nature of the business sought and that the Company has not identified any specific strategic acquisition or investment opportunities or begun active negotiations.
Management’s Discussion and Analysis, page 92
22.We note blanks throughout this section and the explanatory note preceding the Cover Page about omitted information. We may have comments regarding information to be provided. In this regard, we note you identify some macroeconomic trends on page 94 and identify “soft” and “hard” markets on page 32 when discussing how you may be impacted by cyclicality in the insurance market. Your revised overview disclosure on page 94 and the period-to-period analysis disclosures beginning on page 96 should clarify the historical, current and expected markets and their actual and reasonably likely material impacts on your financial condition and results of operations.
In response to the Staff’s comment, the Company has revised pages 103 and 104 and the period-to-period analysis on pages 106 through 109 of Amendment No. 1 to clarify the historical, current and expected markets and their actual and reasonably likely material impacts on its financial condition and results of operations.
Overview, page 92
23.We note disclosure on page 94 of your two asset acquisitions and five asset acquisitions completed in 2022 and 2023, respectively. We also note that through these asset acquisitions, you have acquired agencies, books of business, MGAs insurance networks and renewal rights across a range of specialties and geographies. Please revise to disclose how you accounted for each of these acquisitions clearly addressing how each of the individual components of the asset acquisitions were valued, and the impact these acquisitions have had on your operating results and financial position for each of the periods presented.
In response to the Staff’s comment, the Company has revised page 103 of Amendment No. 1 to add disclosure regarding the valuation of these acquisitions. In addition, the Company has revised the disclosure on page 103 of Amendment No. 1 to refer investors to (i) Note 4 of the Company’s financial statements for information regarding the accounting for these acquired assets and their impact on the Company’s consolidated financial condition and (ii) the discussions of the Company’s consolidated results of operations in Management’s Discussion and Analysis of

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Financial Condition and Results of Operations for the impact of these acquisitions on the Company’s results of operations.
24.Please revise to provide a discussion which identifies the number of “Agency-in-a-Box” branches, Corporate Branches, and MGA Agencies for each period presented along with a discussion of how the year-over-year changes have impacted your operating results and financial position of the Company.
In response to the Staff’s comment, the Company has revised page 101 of Amendment No. 1 to identify the number of branches and agencies and disclose the impact of year-over-year changes on the Company’s operating results and financial position.
Commission Income, page 95
25.Please revise here or elsewhere as appropriate to describe the commission structure you typically maintain with insurance carriers.
In response to the Staff’s comment, the Company has revised page 104 of Amendment No. 1 to describe the commission structure the Company typically maintains with insurance carriers.
Consolidated Results of Operations, page 96
26.Please revise to disclose and discuss the commission income recognized from “Agency-in-a Box” branches, Corporate Branches and TWFG MGA during each the periods presented.
In response to the Staff’s comment, the Company has revised page 107 of Amendment No. 1 to disclose and discuss the commission income recognized from “Agency-in-a-Box” branches, Corporate Branches and TWFG MGA during each of the periods presented.
27.Please revise to disclose and discuss each of the different types of fee income, specialty policy fees, branch fees, license fees and third-party administrator fees recognized in each of the periods presented.
In response to the Staff’s comment, the Company has revised page 108 of Amendment No. 1 to disclose and discuss the different types of fee income recognized in each of the periods presented.
28.Please revise to separately disclose and discuss the commission fees paid to “Agency-in-a-Box” branches, Corporate Branches and MGA Agencies during the periods presented.
In response to the Staff’s comment, the Company has revised page 109 of Amendment No. 1 to separately disclose and discuss the commission expenses paid to “Agency-in-a-Box” branches, Corporate Branches and MGA Agencies during the periods presented.
Key Performance Indicators, page 97
29.We note you identify total written premium as your only key performance indicator and believe it is a useful metric because it is the underlying driver of the majority of your revenue. Please revise the relevant sections of your filing to disaggregate total written premiums (for both personal and commercial insurance) by those obtained from your “Agency-in-a-Box,” Corporate Branches, and from TWFG MGA along with the reason(s) for the period-over-period changes to total written premium for each period presented.
In response to the Staff’s comment, the Company has revised page 110 of Amendment No. 1 to include a table with these figures and to provide the reasons for period-over-period changes.

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Business, page 107
30.We note the statement on pages three and 107 that you believe you are one of the largest independent insurance agencies focused primarily on personal lines. Please revise to clarify the basis for this statement, for example, whether it is based on the amount of revenues, the number of agents or otherwise.
In response to the Staff’s comment, the Company has revised pages 3 and 122 of Amendment No. 1.
Business
Company Review, page 107
31.Please revise to provide a discussion of the premium financing business which is operated through the IPFS Corporation, ensuring that it also addresses the impact on the operating results and financial position of the Company for the periods presented.
In response to the Staff’s comment, the Company has revised page 122 of Amendment No. 1 to discuss the premium financing business.
Competition, page 124
32.We note the statement on pages one, 92 and 107 that you are “pioneers” and a leading independent distribution platform with advantages over traditional distribution models. Please revise page 124 to address competition among other independent distributions platforms and revise Summary, Management’s Discussion and Analysis and Business to explain for the average investor how your independent distribution platform differs from a traditional distribution model.
In response to the Staff’s comment, the Company has revised pages 1, 101, 120, 139 and 140 of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 136
33.Please revise your disclosure in this section to include all disclosure required by Item 404 of Regulation S-K. For example, disclose:
•the name of each related party and the basis on which the named person is a related party. Refer to Item 404(a)(1) of Regulation S-K;
•all material terms of the agreements and arrangements. For example, you do not disclose the terms for the “monthly management fee” to TWICO or EVO. As another non-exclusive example, you do not disclose the fee structure for the enterprise license agreements with EVO; and
•all related party transactions responsive to the item requirement. In this regard, we note references on page F-20 to AIS and the statement that you consider AIS a related party.
In response to the first two bullets of the Staff’s comment, the Company has revised pages 153 and 154 of Amendment No. 1. In response to the last bullet of the Staff’s comment, the Company respectfully advises the Staff that, while it considers AIS a related party for purposes of Accounting Standards Codification Topic 850 (“ASC 850”), AIS is not a related party within the meaning of Item 404 of Regulation S-K. In 2023, the Company bought a 70% undivided interest in the assets and operations of AIS and the Company is therefore able to significantly influence the

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operating policies of AIS. This significant influence by the Company over the operations of AIS is the reason for the Company’s determination that AIS is a related party under ASC 850. By contrast, Item 404 of Regulation S-K defines a related person as a director, director nominee, executive officer or 5% shareholder of the registrant or an immediate family member of any of the foregoing and AIS does not meet any of these categories of related person under Item 404 of Regulation S-K. The same analysis applies to Luczkowski Insurance Agency Inc. and Jim Kelly Insurance Agency Inc. While they are related parties within the meaning of ASC 850, they are not related persons within the meaning of Item 404 of Regulation S-K.
Lease Agreement, page 136
34.Please advise us of the entity with which you expect to enter into a new long-term lease agreement in 2024 and confirm you will file the agreement as an exhibit.
In response to the Staff’s comment, the Company has revised page 154 of Amendment No. 1 to disclose the entity with which we expect to enter into a new long-term lease agreement in 2024. The Company will file the lease agreement as an exhibit once such lease agreement is available.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Restricted Cash, page F-12
35.Please revise to disclose the amount of short-term high quality securities held by the Company at each period end presented. Further, disclose where these investments are reflected in the financial statements.
In response to the Staff’s comment, the Company has revised page F-12 of Amendment No. 1 to reflect how the Company invests these funds.
36.Please revise to address the reasons for carrier liabilities exceeding the amount of restricted cash at December 31, 2022, given that they appear to be related to the similar services performed.
In response to the Staff’s comment, the Company has revised page F-12 of Amendment No. 1.
Fair Value Measurements, page F-14
37.Please revise to disclose your accounting policy for commissions payable.
In response to the Staff’s comment, the Company has revised page F-14 of Amendment No. 1 to disclose its accounting policy for commissions payable.
Note 3. Revenue, page F-16
38.Please revise to provide an aging analysis of the commissions receivable for the periods presented.
In response to the Staff’s comment, the Company has revised page F-18 of Amendment No. 1 to provide an aging analysis for the commissions receivable for the periods presented.
Exhibits
39.Please file a form of agreement for your MGA programs with insurance carriers. Please file other material agreements, including the intercompany services and cost allocation agreement and managing general agency and claims agreement with TWICO.

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In response to the Staff’s comment, the Company plans to file by amendment the Form of Independent Agent Agreement as exhibit 10.17, which is the form of agreement for the MGA programs. In addition, the Company plans to file by amendment the Intercompany Services & Cost Allocation Agreement by and among RFB Interests, Inc. and its subsidiaries, dated as of January 1, 2017, the First Amendment to Intercompany Services & Cost Allocation Agreement by and among RFB Interests, Inc. and its subsidiaries, dated as of February 3, 2020, the Second Amendment to Intercompany Services & Cost Allocation Agreement by and among TWFG Holding Company, LLC and its subsidiaries, dated as of June 1, 2022, the Amended Managing General Agency and Claims Administration Agreement by and between The Woodlands Insurance Company and TWFG General Agency, LLC, dated as of August 1, 2022 and the Form of Branch Office Agreement (New Insurance Agency) as exhibits 10.12, 10.13, 10.14, 10.15 and 10.16, respectively.
General
40.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Madeleine Mateo at (202) 551-3465 to discuss how to submit the materials, if any, to us for our review.
In response to the Staff’s comment, the Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Draft Registration Statement.
41.We note your disclosure on page 68 that you may invest client and insurance carrier premiums and surplus line taxes in short-term high-quality securities. We also note your disclosure on page 73 that you maintain cash and investment balances. Please add the following disclosures:
•Describe your investment strategy and, if applicable, how your strategy differs from a traditional fixed-income investment strategy in your Summary and Business sections.
•As applicable, disclose in the appropriate sections the impacts of macroeconomic conditions, such as interest rates, foreign currency exchange rates, conditions in the debt and equity markets and market volatility, as well as risks associated with asset classes that comprise your investment portfolio.
•In your Business section, break down the investment portfolio by composition of investment grade and non-investment grade assets, further broken down by asset class and assigned credit rating. These figures should be provided by dollar amount and the percentage of your portfolio.
•In your Business section, disclose the material terms of any investment management agreements currently in place, including the identities of the parties to the agreement, the compensation structure with and historical fees paid to the investment manager(s), any minimum amount of assets required to be covered under the agreement, and term and termination provisions. Please file the material agreements as exhibits.

U.S. Securities and Exchange Commission April 12, 2024 Page 11
In response to the Staff’s comment, the Company has revised pages 47 and F-12 of Amendment No. 1 to describe how the Company handles these funds. As described in the revised disclosure, the Company deposits these funds in interest-bearing demand deposit accounts with banks and does not invest these funds in securities. In response to the second bullet, the Company respectfully advises the Staff that, due to the nature of the deposit accounts, macroeconomic conditions generally have not impacted our deposits and that the risks associated with various asset classes are not applicable to our deposits. In response to the third bullet, the Company respectfully advises the Staff that the Company does not have an investment portfolio comprised of investment-grade and non-investment grade assets. In response to the fourth bullet, the Company respectfully advises the Staff that the Company is not a party to any investment management agreements.
42.We note the offering will be conducted through an Up-C structure and the LLC Units held by the Pre-IPO LLC Members and New Members will be exchanged into Class A common stock, Class B common stock, and Class C common stock in the manner described in your prospectus. Please disclose, if material, any economic differences or potential economic differences between the common stock and the LLC Units and the risks that such differences pose to potential investors.
The economic interest represented by each LLC Unit outstanding will correspond to one share of our Class A common stock. This is evident by the terms of the third amended and restated TWFG Holding Company, LLC agreement (the “TWFG LLC Agreement”). As disclosed on pages 20, 21, 25, 80, 81, 155, 156 and elsewhere in Amendment No. 1, in the event of an exercise by Bunch Family Holdings, LLC, RenaissanceRe Ventures U.S. LLC, or GHC Woodlands Holdings LLC (collectively, the “Pre-IPO LLC Members”) of their right to require TWFG Holding Company, LLC to redeem all or a portion of their non-voting common interest units of TWFG Holding Company, LLC (the “LLC Units”), the Company has the right to elect to issue shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed in accordance with the terms of the TWFG LLC Agreement. As disclosed on page 64 of Amendment No. 1, however, the Company’s use of cash tax distributions made to the Company by TWFG Holding Company, LLC in excess of the Company’s tax liabilities and obligations to make payments under the tax receivable agreement, may result in potential economic differences between the Class A common stock and the LLC Units. The non-economic Class B common stock and the non-economic Class C common stock provide the Pre-IPO LLC Members with voting rights, but no additional economic rights, in the Company. In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to clarify the non-economic nature of the Class B common stock and Class C common stock.
43.We note your references to the tax advantages of the “Up-C” structure. Provide disclosure clarifying the reasons for organizing the post-IPO entity in an Up-C structure, explaining the different intended tax benefits for each of the public company (and how they are achieved) and the existing owners, and stating whether you contemplated other alternative structures and, if not, why not. Please ensure the explanatory disclosure is understandable to the average investor. Conflicts of interest and disproportionate benefits relevant to public investors should be highlighted in Risk Factors, for example in the Risk Factor beginning on page 61.
In response to the Staff’s comment, the Company has revised the prospectus cover page and pages 81 and 82 of Amendment No. 1 to clarify the reasons for organizing the post-IPO entity in an Up-C structure, explain tax benefits and why the Company chose this structure over other structures it considered. In addition, we added risk factors addressing conflicts of interests and disproportionate benefits relevant to public investors starting on pages 65 and 66.

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44.We note the directed share program referenced on page 23. Please clarify the “certain other persons associated with us” and indicate whether the directed share program shares will be subject to a lock up agreement.
In response to the Staff’s comment, the Company has revised page 26 of Amendment No. 1.
45.We note the high-vote common stock to be held by the controlling shareholder and that you will be a controlled company. Please advise us if Bunch Holdings or Mr. Bunch will effectively have managerial control over the operations of TWFG Holding Company, LLC.
While the Company is the sole managing member of TWFG Holding Company, LLC, Bunch Holdings, which in turn is controlled by Richard F. (“Gordy”) Bunch III, controls the Company. Therefore, Richard F. (“Gordy”) Bunch III (through Bunch Holdings) effectively has managerial control over the operations of TWFG Holding Company, LLC. The high/low vote structure of the non-economic Class C common stock will terminate and each share of non-economic Class C common stock will be entitled to one vote per share automatically (i) 12 months following the death or disability of Richard F. (“Gordy”) Bunch III or (ii) upon the first trading day on or after such date that the outstanding shares of non-economic Class C common stock represent less than 10% of the then-outstanding Class A, non-economic Class B and non-economic Class C common stock, which, in either instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors.
* * * * *

If you have any questions or require additional information in the course of your review of the foregoing, please call me at (713) 220-5812 or, in my absence, John Goodgame at (713) 220-8144 or Shar Ahmed at (713) 220-8126.

Sincerely,

/s/ W. Robert Shearer

W. Robert Shearer
cc:
TWFG, Inc.
    Richard F. (“Gordy”) Bunch III
    Katherine C. Nolan
    Janice E. Zwinggi
    Julie E. Benes

Akin Gump Strauss Hauer & Feld LLP
    John Goodgame
    Shar Ahmed